Wessex House, 4th Floor 45 Reid Street Hamilton HM 12 Bermuda 441-278-9250 441-278-9255 fax

October 7, 2009

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 4720

450 Fifth Street, N.W.

Washington, D.C.  20549

Re:	Arch Capital Group Ltd.
Form 10-K for Fiscal Year Ended December 31, 2008
Form 10-Q for Fiscal Quarter Ended March 31, 2009
File No. 001-16209

Dear Mr. Rosenberg:

We acknowledge receipt of your letter, dated September 25, 2009, setting forth additional comments of the staff of the Securities and Exchange Commission relating to the Form 10-K and Form 10-Q of Arch Capital Group Ltd. (the “Company”) for the fiscal year ended December 31, 2008 and fiscal quarter ended March 31, 2009, respectively (File No. 001-16209).  As previously discussed by telephone today, the Company proposes to provide its responses to the comment letter on or before October 23, 2009.

If you have any questions in the interim, please do not hesitate to telephone me at (441) 278-9253 or Louis Petrillo at (914) 872-3610.

Sincerely,

/s/ John C.R. Hele

John C.R. Hele
Executive Vice President and Chief Financial Officer

cc:	Tabatha Akins
Mary Mast
Louis Petrillo
Debra O’Connor
John Schuster, Cahill Gordon & Reindel LLP